OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Care2.com, Inc.

203 Redwood Shores Parkway, Suite 230
Redwood City, CA 94065

http://www.care2.com/

7407 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 792,592 shares of common stock ($1,069,999.20)

Minimum 7,407 shares of common stock ($9,999.49)

Company	Care2.com, Inc.
Corporate Address	203 Redwood Shores Parkway, Suite 230 Redwood City, CA. 94065
Description of Business	Care2 is the world's largest social network for good, a community of over 40 million standing together, starting petitions and sharing stories that inspire action. We work with nonprofits and mission-based brands to grow their communities faster, and more efficiently, by connecting them to supporters who are passionate about the causes they support.
Type of Security Offered	Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$1.35
Minimum Investment Amount (per investor)	$249.75

Perks

Invest $249.75 - $499.50:

In addition to shares, you will receive:

- Care2 Confidential Investor Newsletter (Quarterly)
- Care2 to make a gift on your behalf to protect 1 acre of rainforest by helping to expand the Airo Pai Community Reserve in Peru.

Invest $500.85 - $2498.85:

In addition to shares, you will receive:

- Care2 Confidential Investor Newsletter (Quarterly)
- Care2 to make a gift on your behalf to provide 1 day of meals for a bottle-fed kitten in foster care.

Invest $2,500.20 - $9,999.45:

In addition to shares, you will receive:

- Care2 Confidential Investor Newsletter (Quarterly)
- Care2 to make a gift on your behalf to provide 1 week of school meals for a hungry child.

Invest $10,000.80+

In addition to shares, you will receive:

- Care2 Confidential Investor Newsletter (Quarterly)
- Care2 to make a gift on your behalf to provide 1 year of safe drinking water to a child in a developing country.

**All perks occur after the offering has been completed.*

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Care2 was founded in 1998. Since then, we've continued to grow while sparking wide-reaching change around the world. Today, Care2 is a highly-engaged social network of over **40 million citizen activists, nonprofits and mission based brands.** Care2 combines cutting edge Silicon Valley technology with good old fashioned community to help power the new world of philanthropy.

With over **600 million petition signatures to date**, we've been involved in significant change on every scale, from protecting wolves around Denali National Park to winning justice for victims of discrimination. We've saved dogs from euthanasia, secured medicine for a 7-year-old girl suffering from epilepsy, stopped an old growth oak grove from destruction, shut down an abusive farm, and even stopped the killing of rare owls.

- **We have not accepted money from venture capital.** This allows us to remain unswayed and unbiased by outside voices about which campaigns we'll promote - allowing us to stay true to our loyal members and the causes they care about.
- **Care2 provides hands-on advice and training for activists**, with live video training sessions and a vast library of expert advice.
- **We work with over 2,700 nonprofits and mission-based brands** to help them

grow their email databases by recruiting supporters through permission based email marketing.
- We're a **fast-growing, privately-held** company.

How we make money

Care2 works with nonprofits and mission-based brands to grow their communities faster, and more efficiently, by connecting them to supporters who are passionate about the causes they support.

Nonprofits and brands come to us with a goal. They may want to grow their membership base, drive comments during public comment periods, start letter-writing campaigns or drive signature counts on petition campaigns. We help them reach their goal, and create real impact, by tailoring our services to their needs through permission-based outreach to our 40M+ members.

And we're just getting started. **There has never been a greater need for individuals and philanthropic organizations to stand together for what is good.** We're looking to expand not just to every city and town in America, but also across the globe.

We currently have Care2 employees and representatives in over 20 cities around the U.S. and in Canada, the UK and Australia. With additional funding, we'll be able to expand our proven model even further.

Liabilities and Litigation

We are not involved in nor are aware of any threatened litigation.

The team

Officers and directors

Randy Paynter	President, CEO, & Director
Marlin Miller	COO / CFO
Juliana Wang	Controller
Gerald Marxman	Director
Frank Kocsis	Director & Secretary

Randy Paynter
Randy launched Care2 and ThePetitionSite to empower individuals to take collective action in support of social and environmental causes. He was inspired to start ThePetitionSite.com after receiving email petition-chainletters that filled inboxes in the early days of the Internet. Today, Care2's highly engaged community starts and drives citizen and nonprofit campaigns that win local school initiatives, hold powerful corporations accountable, and protect ecosystems around the world. Before starting Care2 and ThePetitionsite, Randy co-founded one of the web's first viral apps – electronic greeting card service eCards.com - in 1995. Randy is a proud composter, avid naturalist, and kiteboarder, and once trekked across Borneo with two Penan

tribesmen. Randy loves spending time with his two young children, his wife, Nancy, and a menagerie of pets. Randy holds an AB from Harvard University and an MBA from Stanford's Graduate School of Business. Randy has served as CEO and a Director of Care2 since 1998.

Marlin Miller
Marlin Miller has served as COO and CFO at Care2 since 1999. Prior to joining Care2, he held positions at Quantum, HP and Bain & Company. He holds a BS in Engineering from the University of Michigan and an MBA from the Stanford Graduate School of Business.

Juliana Wang
Juliana Wang joined Care2 in August 2017. Prior to joining Care2, she held the role of Senior Accounting Manager at Verity Health System since 2012. Juliana holds a BS in commerce from Santa Clara University.

Gerald Marxman
Gerald Marxman was one of the original investors in Care2 in 1998. Gerald has been Director at Care2 since 1999. He holds a BA from Monmouth College, a BS & MS in Mechanical Engineering from Case Western Reserve University and a PhD in mechanical engineering and physics from CalTech.

Frank Kocsis
Frank Kocsis was one of the original investors in Care2 in 1998. Frank has been Director & Secretary at Care2 since 1999. He holds a BS in Accounting from UCLA as well as a MBA from the University of Southern California.

Number of Employees: 70

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Terms of subsequent financings may adversely impact your investment.** We may need to engage in common equity, debt, or preferred stock financing in the future, as a result of which your rights and the value of your investment in the common stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Additional shares of preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

- **The holders of preferred stock have preferential rights to dividends and distributions upon a liquidation, dissolution and certain acquisitions.** Our outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series D-1 Preferred Stock, have liquidation preferences and distribution preferences senior to those held by the holders of common stock. Upon a liquidation, dissolution or winding up of us, our sale of all or substantially all of our assets or our acquisition by another entity by means of merger or consolidation, resulting in the exchange of our outstanding shares for securities or consideration issued, or caused to be issued, by the acquiring corporation or its subsidiary (unless our stockholders hold at least 50% of the voting power of the surviving corporation in such a transaction), the holders of Preferred Stock are entitled to receive certain distributions before any payments to the holders of common stock. As a result, there may not be any remaining distributions available to the holders of common stock. As of the date hereof, the holders of outstanding Preferred Stock would be entitled to receive the first $6,190,237 paid in any liquidiation, with the remaining amounts being split pro rata amongs the holders of Preferred Stock (on an as converted basis) and the holders of Common Stock. In addition, certain dividends are required to be paid to the holders of our Preferred Stock prior to the payment of any dividends to the holders of our common stock. Therefore, if our board of directors declares any dividends, there may not be any amounts remaining to be paid to the holders of common stock after distribution of the dividend preference to the holders of Preferred Stock.
- **The Holders of Preferred Stock hold Anti-Dilution Rights.** The Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock and the Series D-1 Preferred Stock have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the current conversion prices of the Preferred Stock which are $0.10, $0.489, $1.51, $0.85 and $1.18, respectively. The weighted anti-dilution calculation results in a reduction of the conversion price of the applicable Preferred Stock, thereby resulting in an increase in the number of shares of common stock into which such Preferred Stock is convertible. Because we are selling shares of common stock in this offering for $1.35 per share, which is below the effective conversion price of the Series C Preferred Stock, the holders of Series C Preferred will be entitled to receive additional shares of common stock upon conversion of the Series C Preferred Stock into common stock, based on such weighted average anti-dilution calculation. Assuming this offering is fully subscribed, the conversion price for the Series C Preferred Stock shall be reduced from $1.51 to $1.50. As a result, the number of shares of common stock into which the Series C Preferred Stock is convertible would increase by 13,807 shares, from 2,071,190 to 2,084,998. In addition, if in the future, we issue securities at below the conversion price of any Series of Preferred Stock, the holders of the applicable class of Preferred Stock will be entitled to the issuance of additional shares of common stock upon conversion of such Preferred Stock, through a reduction in the effective conversion price then in effect for such Preferred Stock, which would result in additional dilution to

the holders of common stock, through an additional decrease in the holder's relative percentage ownership of us.

- **Our Success Is Highly Dependent On Our Current Management.** Our success depends in significant part on the continued services of our current management team. Our success also depends in significant part on our ability to attract and retain additional management and other personnel. The inability to attract and retain such key personnel, or losing one or more of our existing management team, would seriously impair our ability to, or could cause us to fail to, successfully implement our business plan. This would have a material adverse effect on our business, results of operations and financial condition and the investors could lose their investment.
- **Failure to Maintain a Positive Reputation.** A positive reputation with consumers concerning our website is important in attracting and retaining customers. To the extent our website and services become perceived as not compelling to customers, our ability to maintain a positive reputation may be adversely impacted.
- **Third Party Providers** We rely on third-party service providers to operate. Any interruption or downtime in these third party services could have a negative impact on our ability to deliver our services to our users and customers. Unless we become completely independant of third party service providers, we remain subject to the risk that third-party providers will be unable to meet our needs.
- **Breaches of Company System** Any breach of our systems, databases, or other information may have a significant legal and monetary impact on our business and reputation.
- **Risks of Borrowing** We entered into a loan agreement with Western Alliance Bank, which is a 36 month loan that has a variable interest rate which is currently 8%. Our current loan payments are $74,777.00 per month. We also have a $750,000 loan from Emerson Collective Investments pursuant to a Promissory Note dated May 3, 2017 in the principal amount of $750,000, which accrues interest at a rate of 6% per annum. We may, in the future, obtain additional loans or credit facilities with financial institutions. A default under any loan agreement could have a material adverse effect on our business, results of operations or financial condition.
- **Limited Transferability and Liquidity.** Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.
- **Projections: Forward Looking Information.** Any projections regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and have not been reviewed by our independent accountants. Such projections are based on several assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. The projected results cannot be guaranteed.

- **Competitors may adversely impact pricing and margins.** We compete with numerous sites seeking social change through petitioning, such as www.change.org, www.ipetitions.com, and www.gopetition.com. Some of these competitors have greater financial and marketing resources, larger customer bases, longer operating histories, greater name recognition and/or more established relationships than us. These competitors may be able to adopt more aggressive pricing and devote more resources to technology, infrastructure and marketing. As a result, some of these competitors may be able to take advantage of opportunities more readily, and devote greater resources to development, marketing and sales than us.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Randy Paynter, 23.0% ownership, Common Stock

Classes of securities

- Common Stock: 9,825,524

  See below.

- Series A Preferred Stock: 2,500,000

  See below.

- Series B Preferred Stock: 2,241,890

  See below.

- Series C Preferred Stock: 2,017,740

  See below.

- Series D Preferred Stock: 1,666,419

  See below.

- Series D-1 Preferred Stock: 254,237

  See below.

- Common Stock Warrants: 21,468

  See below.

- Series D Warrants: 596,854

  See below.

- Common Stock Options: 1,650,434

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.001 per share, and 12,631,538 shares of preferred stock, par value $0.001, 2,500,000 shares of which are designated as "Series A Preferred Stock," 2,693,480 shares of which are designated as "Series B Preferred Stock," 2,260,415 shares of which are designated as "Series C Preferred Stock," 3,779,338 shares of which are designated as "Series D Preferred Stock," and 1,398,305 shares of which are designated as "Series D-1 Preferred Stock."

As of September 1, 2017, 9,825,524 shares of common stock are outstanding, 2,500,000 shares of Series A Preferred Stock are outstanding, 2,241,890 shares of Series B Preferred Stock are outstanding, 2,017,740 shares of Series C Preferred Stock are outstanding, 1,666,419 shares of Series D Preferred Stock are outstanding, and 254,237 shares of Series D-1 Preferred Stock are outstanding. There is also an outstanding warrant to purchase 21,468 shares of common stock having an exercise price of $0.16 per share, and warrants to purchase 596,854 shares of Series D Preferred Stock having exercise prices of $1.18 and $1.19 per share. We also have outstanding options to purchase 1,650,434 shares of common stock having exercise prices ranging from $0.10 to $0.20 per share.

The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and pursuant to an Investor Rights Agreement entered into between us and the holders of our Preferred Stock.

Voting Rights.

(a) General. Except as otherwise required by law, each holder of common stock shall be entitled to one vote on each matter for which the holders of common stock are entitled to vote. Except as otherwise required by law, each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock so held could be converted. Except as required by law or as otherwise set forth in the Articles of Incorporation, all shares of all series of Preferred Stock and all shares of Common Stock shall vote together as a single class.

(b) Class A Director. As long as at least 50% of the initial shares of Series A Preferred Stock remain outstanding (as adjusted for recapitalizations, stock combinations, stock dividends, stock splits and the like), the holders of shares of Series A Preferred Stock, voting separately as a class, shall be entitled to elect one (1) director at each annual election of directors (or to fill any vacancies with respect thereto).

(c) Approval by Series A Preferred Stock. The corporation shall not, without first obtaining the approval of the holders of not less than a majority of the total number of shares of the Series A Preferred Stock then outstanding, (i) authorize, create or issue shares of any class or series of stock having preference or priority superior to, or on a parity with, any such preference or priority of the

Series A Preferred Stock, (ii) take any action resulting in the repurchase or redemption of shares of Common Stock, except for distributions made in connection with the repurchase of shares of Common Stock from employees, officers, directors or consultants in connection with the termination of their employment or services pursuant to an agreement or arrangements approved by the board of directors ("**Permitted Repurchases**"); (iii) amend or repeal any provision of, or add any provision to, the Certificate of Incorporation if such action would adversely alter or change the rights, preferences, privileges, or restrictions of the Series A Preferred Stock; (iv) effect (i) a consolidation, reorganization or merger with or into any other corporation, which would result in our stockholders immediately prior to such consolidation, reorganization or merger owning less than 50% of our voting power after such consolidation, reorganization or merger or (ii) a sale or other disposition of more than 50% of our assets in one or a series of related transactions (a "**Change of Control**"); (v) increase the number of authorized shares of Series A Preferred Stock; or (vi) pay any dividends on our Common Stock.

(d) Approval by Series B Preferred Stock. We shall not, without first obtaining the approval of the holders of not less than a majority of the total number of shares of the Series B Preferred Stock then outstanding: (i) authorize, create or issue shares of any class or series of stock having any preference or priority superior to, or on a parity with, any such preference or priority of the Series B Preferred Stock; (ii) take any action resulting in the repurchase or redemption of shares of Common Stock of the corporation, except for Permitted Repurchases; (iii) amend or repeal any provision of, or add any provision to, the corporation's Certificate of Incorporation if such action would adversely alter or change the rights, preferences, privileges, or restrictions of the Series B Preferred Stock; (iv) effect a Change of Control; (v) increase the number of authorized shares of Series B Preferred Stock; or (vi) pay any dividends on its Common Stock.

(e) Approval by Series C Preferred Stock. We shall not, without first obtaining the approval of the holders of not less than a majority of the total number of shares of the Series C Preferred Stock then outstanding: (i) authorize, create or issue shares of any class or series of stock having any preference or priority superior to, or on a parity with, any such preference or priority of the Series C Preferred Stock; (ii) take any action resulting in the repurchase or redemption of shares of Common Stock, except for Permitted Repurchases; (iii) amend or repeal any provision of, or add any provision to, the Certificate of Incorporation if such action would adversely alter or change the rights, preferences, privileges, or restrictions of the Series C Preferred Stock; (iv) effect a Change of Control; (v) increase the number of authorized shares of Series C Preferred Stock; or (vi) pay any dividends on our Common Stock.

(f) Approval by Series D Preferred Stock and Series D-1 Preferred Stock. We shall not, without first obtaining the approval of the holders of not less than a majority of the total number of shares of the Series D Preferred Stock then outstanding and the Series D-1 Preferred Stock then outstanding (voting together as a single class and not as separate series, and on an as-converted basis); (i) authorize, create or issue shares of any class or series of stock having any preference or priority superior to, or on a parity with, any such preference or priority of the Series D Preferred Stock or the Series D-1 Preferred Stock; (ii) take any action resulting in the repurchase or redemption of Common Stock, except for Permitted Repurchases; (iii) subject to the further limitations provided in Section (g), below, amend or repeal any provision of, or add any provision to, the Certificate of lncorporation if such action would adversely alter or change the rights, preferences, privileges, or restrictions of the Series D Preferred Stock or the Series D-1 Preferred Stock; (iv) effect a Change of Control; (v) increase the number of authorized shares of Series D Preferred Stock or Series D-1 Preferred Stock; or (vi) pay any dividends on our Common Stock.

(g) Approval by Series D-1 Preferred Stock. We shall not, without first obtaining the approval of the holders of not less than a majority of the total number of shares of the Series D-1 Preferred Stock then outstanding, amend or repeal any provision of, or add any provision to, the Certificate of Incorporation if such action would adversely alter or change the rights, preferences, privileges, or restrictions of the Series D-1 Preferred Stock but shall not so affect the entire class of Preferred Stock, or increase the number of authorized shares of the Series D-1 Preferred Stock.

Dividend Rights.

The holders of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, and Series D-1 Preferred Stock shall be entitled to receive, out of any funds legally available therefor, noncumulative dividends in an amount equal to $0.005 per share per annum, $0.01 per share per annum, $0.155 per share per annum, $0.085 per share per annum, and $0.118 per share per annum, respectively, when and if declared by the corporation's board of directors (as adjusted for any recapitalizations, stock combinations, stock dividends, stock splits and the like). No dividend shall be paid on the Common Stock in any year, other than dividends payable solely in capital stock, until all dividends for such year have been declared and paid on the Preferred Stock, and no dividends on the Common Stock shall be paid unless, in addition to the preferential dividend above, the amount of such dividend on the Common Stock is also paid on the Preferred Stock on an as-converted to Common Stock basis.

Liquidation Rights.

In the event of any Liquidation Event (as hereinafter defined), prior and in preference to any distribution of any of the assets or funds to the holders of Common Stock by reason of their ownership of such stock, (i) the holders of Series A Preferred Stock shall be entitled to receive on a pro rata basis an amount equal to $0.10 for each outstanding share of Series A Preferred Stock then held by them plus declared but unpaid dividends on such share (as adjusted for any recapitalizations, stock combinations, stock dividends, stock splits and the like), (ii) the holders of Series B Preferred Stock shall be entitled to receive on a pro rata basis an amount equal to $0.489 for each outstanding share of Series B Preferred Stock then held by them plus declared but unpaid dividends on such share (as adjusted for any recapitalizations, stock combinations, stock dividends, stock splits and the like), (iii) the holders of Series C Preferred Stock shall be entitled to receive on a pro rata basis an amount equal to $1.55 for each outstanding share of Series C Preferred Stock then held by them plus declared but unpaid dividends on such share (as adjusted for any recapitalizations, stock combinations, stock dividends, stock splits and the like), (iv) the holders of Series D Preferred Stock shall be entitled to receive on a pro rata basis an amount equal to $0.85 for each outstanding share of Series D Preferred Stock then held by them plus declared but unpaid dividends on such share (as adjusted for any recapitalizations, stock combinations, stock dividends, stock splits and the like), and (v) the holders of Series D-1 Preferred Stock shall be entitled to receive on a pro rata basis an amount equal to $1.18 for each outstanding share of Series D-1 Preferred Stock then held by them plus declared but unpaid dividends on such share (as adjusted for any recapitalizations, stock combinations, stock dividends, stock splits and the like). The Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock, and the Series D-1 Preferred Stock shall rank on parity as to receipt of the respective preferential amounts for each such series upon the occurrence of such event. If, upon the occurrence of a liquidation, dissolution or winding up, our assets and funds legally available for distribution to stockholders by reason of their ownership of stock, are insufficient to permit the payment to such holders of Preferred Stock of the full aforementioned preferential amount, then, our entire assets and funds legally available for distribution to stockholders by reason of their ownership of stock of the corporation shall be distributed ratably among the holders of Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

Upon a Liquidation Event, and after payment to the holders of Preferred Stock of the amounts to which they are entitled pursuant to the prior paragraph, all of our assets and funds that remain legally available for distribution to stockholders by reason of their ownership of stock of the corporation shall be distributed ratably among the holders of Common Stock and Preferred Stock in proportion to the number of shares of Common Stock held by them or issuable upon the conversion of the Preferred Stock held by them and based on the total number of shares of Common Stock outstanding, or issuable upon conversion of the outstanding Preferred Stock.

A "**Liquidation Event**" means our liquidation, dissolution or winding up, our sale of all or substantially all of our assets or the acquisition of us by another entity by means of merger or consolidation, resulting in the exchange of our outstanding shares for securities or consideration issued, or caused to be issued, by the acquiring corporation or its subsidiary, unless our stockholders hold at least 50% of the voting power of the surviving corporation in such a transaction.

Conversion of Preferred Stock

The holders of Preferred Stock shall have conversion rights as follows:

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price of such share of Preferred Stock (as appropriately adjusted for stock splits, stock dividends, recapitalizations and the like) by the Conversion Price (the "**Conversion Price**") at the time in effect for a share of such series of Preferred Stock. The Original Issue Price per share of Series A Preferred Stock is $0.10 and the Conversion Price per share of Series A Preferred Stock initially shall be $0.10, subject to adjustment from time to time as provided below. The Original Issue Price per share of Series B Preferred Stock is $0.489 and the Conversion Price per share of Series B Preferred Stock initially shall be $0.489, subject to adjustment from time to time as provided below. The Original Issue Price per share of Series C Preferred Stock is $1.55 and the Conversion Price per share of Series C Preferred Stock initially shall be $1.51, subject to adjustment from time to time as provided below. The Original Issue Price per share of Series D Preferred Stock is $0.85 and the Conversion Price per share of Series D Preferred Stock initially shall be $0.85, subject to adjustment from time to time as provided below. The Original Issue Price per share of Series D-1 Preferred Stock is $1.18 and the Conversion Price per share of Series D-1 Preferred Stock initially shall be $1.18, subject to adjustment from time to time as provided below.

Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the then effective Conversion Price immediately upon the earlier of (i) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock to the public involving aggregate proceeds to the Company of not less than $5,000,000 at a per share offering price of at least $5.00 (as adjusted for any recapitalizations, stock combinations, stock dividends, stock splits and the like), or (ii) the date specified by written consent or agreement of the holders of at least a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

If the consideration paid or payable per share for securities issued in certain subsequent financing rounds is equal to or less than the Original Issue Price of a share of Series D-1 Preferred Stock (as appropriately adjusted for stock splits, stock dividends, recapitalizations and the like), then not less than all shares of Series D-1 Preferred Stock shall be convertible, at the option of the holder thereof, upon the closing of such equity financing round with respect to which such holder of Series D-1 Preferred Stock has exercised its conversion rights, into such number of fully paid and non-assessable shares of the securities issued in such equity financing as is determined by dividing the Original Issue Price of such share of Series D-1 Preferred Stock (as appropriately adjusted for stock splits, stock dividends, recapitalizations and the like) by the lowest per share consideration paid or payable for the such securities issued in such equity financing.

Anti-Dilution Rights.

The number of shares into which the Preferred Stock is convertible and/or the conversion prices of the Preferred Stock shall be subject to adjustment in the case of subdivisions or combinations of common stock, stock dividends and certain other distributions, and in connection with certain reorganizations, reclassifications and similar events. In addition, the Conversion Prices of the Preferred Stock shall be subject to adjustment in the case of certain issuances of securities at less than the Conversion Price in effect for the Preferred Stock as of the date of such additional issuance, based on a weighted average anti-dilution formula.

Registration Rights.

Under the Second Amended and Restated Investor Rights Agreement between us and the holders of our Preferred Stock, the holders of Preferred Stock have the right, under certain circumstances, to demand that we register our common stock under the Securities Act.

Right of First Refusal.

Under the Second Amended and Restated Investor Rights Agreement between us and the holders of our Preferred Stock, the holders of Preferred Stock have a right of first refusal to purchase their pro rata share of certain new securities issued by us in equity financings.

Information Rights.

Under the Second Amended and Restated Investor Rights Agreement between us and the holders of our Preferred Stock, we are obligated to provide such holders with unaudited and quarterly financial statements.

Absence of Other Rights of Common Stock.

Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

What it means to be a Minority Holder

As a minority holder of our common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

The Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock and the Series D-1 Preferred Stock have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the current conversion prices of the Preferred Stock which are $0.10, $0.489, $1.51, $0.85 and $1.18, respectively. The weighted anti-dilution calculation results in a reduction of the conversion price of the applicable Preferred Stock, thereby resulting in an increase in the number of shares of common stock into which such Preferred Stock is convertible. Because we are selling shares of common stock in this offering for $1.35 per share, which is below the effective conversion price of the Series C Preferred Stock, the holders of Series C Preferred Stock will be entitled to receive additional shares of common stock upon conversion of the Series C Preferred Stock into common stock, based on such weighted average anti-dilution calculation. Assuming this offering is fully subscribed, the conversion price for the Series C Preferred Stock shall be reduced from $1.51 to $1.50. As a result, the number of shares of common stock into which the Series C Preferred Stock is convertible would increase by 13,807 shares, from 2,071,190 to 2,084,998. In addition, if in the future, we issue securities at below the conversion price of any Series of Preferred Stock, the holders of the applicable class of Preferred Stock will be entitled to the issuance of additional shares of common stock upon conversion of such Preferred Stock, through a reduction in the effective conversion price then in effect for such Preferred Stock, which would result in additional dilution to the holders of common stock, through an additional decrease in the holder's relative percentage ownership of us.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

Revenue. Gross revenue for fiscal 2016 was $14,498,739, compared to $16,274,549 for fiscal 2015. The decrease in revenue in 2016 was primarily attributable our shift away from digital advertising and a challenging environment for causes due to the dominance and distraction of the national election in the media.

Operating Expenses. Operating expenses for fiscal 2016 were $15,897,524, compared to $15,495,861 for fiscal 2015. The increase in operating expenses was primarily attributable to increased marketing expenditures.

Net Income(Loss). As a result of the above, for fiscal 2016, we had a net loss of $1,576,822, compared to net income of $639,661, for fiscal 2015.

As the world's largest social network for good, we're a driving force in the renewed sense of activism in 2017, and we are seeing increasing demand from mission-aligned organizations to partner with us and help monetize our petition platform. As a result, our revenue is 16% higher for the first 8 months of 2017 compared to the same period during 2016, and 30% higher in the current fiscal quarter compared to the same period during 2016.

Financial Milestones

We are investing in the continued growth of our brand, and as a result, we expect net income to be lower and more volatile. We currently forecast 2017 and 2018 revenue of $17.3 million, and $22.5 million, respectively, and believe we will generate a positive net income in 2017. Our biggest growth opportunities are to continue expanding our business in international markets and growing our client base with consumer brands doing cause-based marketing.

Liquidity and Capital Resources

As of December 31, 2015, we had $2,517,569 in cash, and as of December 31, 2016, we had $940,545 in cash.

We finance our operations through a growth capital term loan from Western Alliance Bank in the principal amount of $2,000,000, a subordinated note from Emerson Collective Investments in the amount of $750,000, and with cash generated from operations.

We have had multiple term loans from Western Alliance Bank over the past 4 years, and the principal balance as of August 31, 2017, is $867,000. In addition, we have had prior loans from Avidbank, Western Technology Investment and Gaiam Inc., since 2007. The subordinated note from Emerson Collective Investments was in 2017, and one of their key executives was an early investor in us.

As a nimble, digital media business, we are able to scale up or dial down our operations based on our operating results and financial needs. Our marketing and discretionary spending is about 33% of our total expenses each month. We scaled down during the recession of 2008-09 and we are in significant growth mode in 2017. In the current fiscal quarter, revenue is up 30%, compared to the same period for 2016.

We intend to use the net proceeds from this offering primarily to fund marketing and business development programs to accelerate our growth into 2018.

We will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to us.☒

Indebtedness

We entered into a loan agreement with Western Alliance Bank, which is a 36 month loan that has a variable interest rate which is currently 8%. Our current loan payments are $74,777.00 per month. The outstanding principal balance of the loan as of August 31, 2017, is $867,000. The loan is secured by our assets. The maturity date is in October 2018. We also have a $750,000 loan from Emerson Collective Investments pursuant to a Promissory Note dated May 3, 2017 in the principal amount of $750,000, which accrues interest at a rate of 6% per annum. We are required to make monthly interest only payments of $3,750 through October 2017. Commencing in November 2017, we are required to make 24 consecutive monthly payments of principal and interest in the amount of $33,240, through the maturity date of the loan in October 2019.

Recent offerings of securities

None

Valuation

$34,235,901.00

The pre-money valuation of $34,235,901 million was calculated by multiplying the $1.35 stock price by the total number of shares of common stock outstanding and underlying all outstanding convertible securities, and adding the amount of the aggregate liquidiation preference payable to the holders of outstanding Preferred Stock.

USE OF PROCEEDS

	Offering Amount Sold*	**Offering Amount Sold***
Total Proceeds:	$10,000	$1,070,000
StartEngine Fees (6% total fee)	$1,200	$64,200
Professional Fees	$10,000	$10,000
Net Proceeds	$0	$995,800
Use of Net Proceeds:		
Marketing	$0	$775,800
Salaries and General Administrative Expenses	$0	$220,000

Total Use of Net Proceeds	$0	$995,800

**Totals rounded, actuals may vary based on the avoidance of fractional shares.*

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,070,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we are able to raise our overallotment amount of $1,070,000, the net proceeds of approximately $995,800 will be used to fund marketing programs and salaries and general administrative expenses. We intent to expand our media partnership program that was launched earlier this year and significantly increase awareness for our brand with consumers and business partners. We will also be building our brand in key international markets, such as Canada, Europe and Australia.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website www.care2.com in the section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Care2.com, Inc.

[See attached]

CARE2.COM, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

CARE2.COM, INC.

CONTENTS

Rose, Snyder & Jacobs LLP
ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Care2.com, Inc.

We have audited the accompanying financial statements of Care2.com, Inc. (a California corporation), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Care2.com, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Rose, Snyder & Jacobs LLP

Rose, Snyder & Jacobs LLP

Encino, California
June 27, 2017

15821 Ventura Boulevard, Suite 490, Encino, California 91436
Phone: (818) 461-0600 • Fax: (818) 461-0610

CARE2.COM, INC.
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015

ASSETS

	2016	2015
CURRENT ASSETS		
Cash and cash equivalents	$ 940,545	$ 2,517,569
Accounts receivable, net of allowance for doubtful accounts of $175,630 and $204,597, respectively	600,248	928,815
Prepaid expenses and other current assets	196,069	187,703
TOTAL CURRENT ASSETS	1,736,862	3,634,087
PROPERTY AND EQUIPMENT, at cost		
Colocation equipment	863,140	1,145,925
Furniture and fixtures	51,912	45,918
Computers and office equipment	163,194	268,638
Machinery and equipment	211,164	211,164
Software	18,300	62,395
	1,307,710	1,734,040
Less accumulated depreciation and amortization	(1,172,956)	(1,550,207)
NET PROPERTY AND EQUIPMENT	134,754	183,833
INTANGIBLE ASSETS		
Website development costs	5,144,151	4,207,399
Less accumulated amortization	(2,940,014)	(2,123,357)
NET INTANGIBLE ASSETS	2,204,137	2,084,042
OTHER ASSETS		
Deposits	40,388	39,950
TOTAL ASSETS	$ 4,116,141	$ 5,941,912

LIABILITIES AND SHAREHOLDERS' EQUITY

	2016	2015
CURRENT LIABILITIES		
Accounts payable	$ 654,614	$ 419,360
Accrued expenses	690,606	856,055
Note payable, net, note 2	743,398	587,843
Derivative liability	120,802	120,802
Capital lease, current portion	4,304	55,707
Deferred revenue	2,230,066	1,812,352
TOTAL CURRENT LIABILITIES	4,443,790	3,852,119
LONG-TERM LIABILITIES		
Note payable, net, note 2	574,873	1,362,737
TOTAL LIABILITIES	5,018,663	5,214,856
COMMITMENTS AND CONTINGENCIES, note 5		
SHAREHOLDERS' EQUITY (DEFICIT)		
Convertible preferred stock, $0.001 par value		
Series A: 2,500,000 shares authorized, liquidation value $250,000	2,500	2,500
Series B: 2,693,480 shares authorized, liquidation value $1,115,730	2,242	2,242
Series C: 2,260,415 shares authorized, liquidation value $3,134,100	2,018	2,022
Series D: 3,779,338 shares authorized, liquidation value $1,398,453	1,667	1,646
Series D-1: 1,398,305 shares authorized, liquidation value $300,000	254	254
Common stock, $0.0001 par value, 50,000,000 shares authorized	988	971
Treasury stock, $0.0001 par value	(40)	(40)
Additional paid-in capital	6,289,909	6,342,699
Accumulated deficit	(7,202,060)	(5,625,238)
TOTAL SHAREHOLDERS' EQUITY (DEFICIT)	(902,522)	727,056
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 4,116,141	$ 5,941,912

See independent auditors' report and
notes to financial statements.

CARE2.COM, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
REVENUE		
Advertising	$ 717,471	$ 1,150,154
Campaign services	13,781,268	15,124,395
TOTAL REVENUE	14,498,739	16,274,549
OPERATING EXPENSES		
Payroll	7,125,908	6,622,853
Service contracts	2,768,040	2,838,050
Advertising and promotions	1,448,739	1,185,289
Payroll taxes and benefits	966,914	1,037,200
Depreciation and amortization	908,645	832,609
Consulting	785,408	1,251,856
Rent	612,885	428,764
Travel and entertainment	554,136	437,836
Office supplies and expenses	296,617	265,190
Professional fees	270,654	141,629
Utilities	101,944	82,336
Pension expense	50,139	51,920
Insurance	42,953	35,019
Bad debts (recoveries)	(35,458)	285,310
TOTAL OPERATING EXPENSES	15,897,524	15,495,861
INCOME (LOSS) FROM OPERATIONS	(1,398,785)	778,688
OTHER INCOME (EXPENSE)		
Interest expense	(157,979)	(140,722)
Change in value of derivative liability	-	10,410
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(1,556,764)	648,376
Provision for income taxes	(20,058)	(8,715)
NET INCOME (LOSS)	$ (1,576,822)	$ 639,661

See independent auditors' report and
notes to financial statements.

CARE2.COM, INC.
STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Series D Preferred Stock		Series D-1 Preferred Stock		Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at January 1, 2015	2,500,000	$ 2,500	2,284,340	$ 2,284	2,099,998	$ 2,100	1,640,098	$ 1,641	254,237	$ 254	9,219,072	$ 927	371,460	$ (40)	$ 6,487,502	$ (6,264,899)	$ 232,269
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	8,146	-	8,146
Stock options exercised, cashless	-	-	-	-	-	-	-	-	-	-	435,342	44	-	-	(44)	-	-
Warrants issued for services	-	-	-	-	-	-	-	-	-	-	-	-	-	-	16,176	-	16,176
Preferred stock warrants exercised, cashless	-	-	-	-	-	-	40,134	40	-	-	-	-	-	-	(40)	-	-
Repurchase of Preferred Stock	-	-	(42,450)	(42)	(78,000)	(78)	(34,993)	(35)	-	-	-	-	-	-	(169,041)	-	(169,196)
Net income	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	639,661	639,661
Balance at December 31, 2015	2,500,000	$ 2,500	2,241,890	$ 2,242	2,021,998	$ 2,022	1,645,239	$ 1,646	254,237	$ 254	9,654,414	$ 971	371,460	$ (40)	$ 6,342,699	$ (5,625,238)	$ 727,056
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	4,055	-	4,055
Stock options exercised, cashless	-	-	-	-	-	-	-	-	-	-	171,110	17	-	-	(17)	-	-
Warrants issued for services	-	-	-	-	-	-	-	-	-	-	-	-	-	-	36,372	-	36,372
Preferred stock warrants exercised, cashless	-	-	-	-	-	-	118,952	119	-	-	-	-	-	-	(119)	-	-
Repurchase of Preferred Stock	-	-	-	-	(4,258)	(4)	(97,772)	(98)	-	-	-	-	-	-	(93,081)	-	(93,183)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,576,822)	(1,576,822)
Balance at December 31, 2016	2,500,000	$ 2,500	2,241,890	$ 2,242	2,017,740	$ 2,018	1,666,419	$ 1,667	254,237	$ 254	9,825,524	$ 988	371,460	$ (40)	$ 6,289,909	$ (7,202,060)	$ (902,522)

See independent auditors' report and
notes to financial statements.

CARE2.COM, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (1,576,822)	$ 639,661
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	908,645	832,609
Bad debts	(35,458)	285,310
Change in value of derivative liability	-	(10,410)
Warrants issued for services	36,372	16,176
Stock-based compensation	4,055	8,146
Amortization of note discount	12,136	9,453
Changes in assets - (increase) decrease		
Accounts receivable	364,025	(334,954)
Prepaid expenses and other current assets	(8,804)	3,380
Changes in liabilities - increase (decrease)		
Accounts payable	232,558	283,866
Accrued expenses	(165,449)	(6,586)
Deferred revenue	417,714	(374,161)
NET CASH PROVIDED BY OPERATING ACTIVITIES	188,972	1,352,490
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(40,214)	(58,233)
Investment in website development costs	(936,752)	(864,942)
NET CASH USED IN INVESTING ACTIVITIES	(976,966)	(923,175)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on capital lease obligation	(51,403)	(67,059)
Repurchase of Series B, C, & D Preferred Stock	(93,183)	(169,196)
Repayments of long-term debt	(644,444)	(450,000)
Proceeds from long-term debt	-	1,246,256
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(789,030)	560,001
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,577,024)	989,316
Cash and cash equivalents, beginning of year	2,517,569	1,528,253
Cash and cash equivalents, end of year	$ 940,545	$ 2,517,569
SUPPLEMENTAL DISCLOSURE:		
Interest paid in cash	$ 145,843	$ 95,019
Income taxes paid in cash	$ 11,704	$ 25,432

See independent auditors' report and
notes to financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Care2.com, Inc. (the "Company", "we") was organized on September 23, 1998 under the General Corporation Law of the State of Delaware. The Company is an online progressive network providing online communities, activist opportunities, online petitions, newsletters, eco-shopping, and free member services of email and e-cards. In addition, the Company provides services to nonprofit organizations including activist recruiting, online petitions, fundraising, and private label social networks.

The Company's headquarters are located in Redwood City, CA. The Company also has offices in Washington, D.C. and New York that consist primarily of business development staff.

Use of Estimates

Generally accepted accounting principles require that the financial statements include estimates by management in the valuation of certain assets, liabilities, revenues, and expenses. Management uses its historical records and knowledge of its business in making these estimates. Accordingly, actual results could differ from these estimates.

Revenue Recognition

Revenue is recognized evenly over the length of the contract if no performance measures are specified. For contracts with performance measures, revenue is recognized based on the percentage of completion of those measures. The Company often receives advance payments on contracts for which the revenue recognition is deferred to match the performance period of the contract, which is typically less than twelve months.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less at the date of purchase to be cash equivalents.

Accounts Receivable

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its receivables are unlikely to be collected. The Company does not require collateral or other security for accounts receivable. However, credit risk is mitigated by the Company's ongoing evaluations and the reasonably short collection terms. Management specifically analyzes the age of receivable balances, historical bad debt experience, customer credit-worthiness, and changes in payments terms when making estimates of the collectability of the Company's accounts receivable balances. If the Company determines that the financial conditions of any of its customers have deteriorated, whether due to customer specific or general economic issues, increases in the allowance may be made. Accounts receivable are written off when all collection attempts have failed.

Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, applying tax rates expected to be enacted for the year in which the differences are expected to reverse or settle. Based on the evaluation of available evidence, we recognize future tax benefits, such as net operating loss carryforwards, to the extent that we believe it is more likely than not that we will realize these benefits. We periodically assess the likelihood that we will be able to recover our deferred tax assets and reflect any changes in our estimates in the valuation allowance, with a corresponding adjustment to earnings as appropriate. In assessing a need for a valuation allowance, we look to the future reversal of existing taxable temporary differences and estimated future taxable income.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are stated at historical cost.

Depreciation and amortization of all assets is computed on the straight-line basis. The assigned useful lives for the assets are as follows:

Classification	Life
Colocation equipment	5 Years
Software	5 Years
Furniture and fixtures	5 Years
Computers and office equipment	3 Years
Leased equipment	3 Years

Stock-Based Compensation

The Company accounts for stock-based compensation arrangements in accordance with guidance issued by the Financial Accounting Standards Board ("FASB"), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on the estimated grant date fair value of the stock options.

The Company estimates the fair value of share-based awards using the Black-Scholes model on the date of grant. This model requires the Company to estimate the expected volatility, the value of its common stock, and the expected term of the stock options; all of which are highly complex and subjective variables. The variables take into consideration, among other things, actual and projected employee stock option exercise behavior. The Company uses an average of historical volatility of similar companies as a basis for its expected volatility. Expected term is computed using the simplified method. The Company has selected a risk-free rate based on the implied yield available on U.S. Treasury securities with a maturity equivalent to the options' expected term. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period in the Company's statement of operations.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense amounted to $1,507,551 and $1,126,614 for the years ended December 31, 2016 and 2015, respectively.

Fair Value of Financial Instruments

The Company has adopted guidance issued by the FASB that defines fair value, establishes a framework for measuring fair value in accordance with existing generally accepted accounting principles, and expands disclosures about fair value measurements. Assets and liabilities recorded at fair value in the balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The categories are as follows:

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments (continued)

Level Input:	Input Definition:
Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.
Level II	Inputs, other than quoted prices included in Level I, that are observable for the asset or liability through corroboration with market data at the measurement date.
Level III	Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The following table summarizes fair value measurements at December 31, 2016 and 2015 for assets and liabilities measured at fair value on a recurring basis:

	Level I	Level II	Level III	Total
Derivative Liability	$ -	$ -	$ 120,802	$ 120,802
Total	$ -	$ -	$ 120,802	$ 120,802

The following is a reconciliation of Level III liabilities for the year ended December 31, 2016:

January 1, 2015	$ 131,212
Creation	-
Change in value	(10,410)
December 31, 2015	$ 120,802
Creation	-
Change in value	-
December 31, 2016	$ 120,802

During 2011 through 2016, the Company issued warrants that are exercisable into shares of Series D Preferred Stock in connection with the issuance of notes payable. The terms of the warrants require that these instruments be treated as a derivative liability, with changes in fair value reported in earnings. See note 3 for further discussion of the terms of the warrants.

Management considered its knowledge of the Company and appraisals obtained from a third party in assessing the fair value of the derivative liability at December 31, 2016 and 2015.

The carrying amount of certain of the Company's financial instruments, including accounts receivable, accounts payable and accrued expenses approximates fair value based on the relatively short maturity of such instruments. The carrying amounts of notes payable approximate fair value based on prevailing interest rates.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible Assets

The Company accounts for its intangible assets in accordance with the provisions of FASB ASC 350-50, "Website Development Costs". We capitalize development costs to the Company's website and other software enhancements when the website or software under development has reached technological feasibility. Amortization of intangible assets with definite lives is comprised of website development costs and is amortized using straight-line amortization over 60 months. At each balance sheet date, we evaluate the unamortized website development costs compared to the net realizable value. We then write off the amount by which the unamortized website development costs exceed its net realizable value. There were no impairment charges recorded during the years ended December 31, 2016 and 2015.

Future amortization of website development costs, by year, is expected to as follows and may change due to ongoing capitalizations or changes in the estimated life of the asset:

Years Ending December 31,	
2017	$ 771,668
2018	617,836
2019	447,113
2020	273,845
2021	93,675
	$ 2,204,137

Impairment of Long-Lived Assets and Intangibles

We account for long-lived assets in accordance with FASB ASC 350-50, which requires that we review long-lived assets for impairment whenever events or changes in circumstances indicate that we may not recover the carrying amount of an asset. We measure recoverability by comparing the carrying amount of an asset to the expected future undiscounted net cash flows generated by the asset. If we determine the asset may not be recoverable, or if the carrying amount of an asset exceeds its estimated undiscounted cash flows, we recognize an impairment charge to the extent of the difference between the fair market value of the assets carrying amount.

2. NOTES PAYABLE

During 2013, the Company issued a note payable to Bridge Bank, National Association ("BBNA") in the amount of $1,500,000. This note bears interest at 7.25% per annum, with monthly principal and interest payments of $54,819 starting in June 2014. During 2015, BBNA merged with Western Alliance Bank ("WAB"). In August 2015, an amendment to the loan agreement was made whereby all references to BBNA were updated to read as WAB. The outstanding principal amount totals to $1,355,533 as of December 31, 2016. The amended loan agreement specifies monthly principal payments of $66,666 and monthly interest payments at 7.25% per annum of the outstanding principal balance. The Company is required to comply with certain covenants relating to Revenue, EBITDA before capitalized expenditures and asset coverage ratio. As of December 31, 2016, the Company was not in compliance with all of these covenants and a waiver was obtained from Bridge Bank in April 2017.

2. NOTES PAYABLE (Continued)

Future minimum payments due under the promissory note at December 31, 2016 are as follows:

Years Ending December 31,	Principal	Discount	Debt Issuance Fees	Net
2017	$ 772,556	$ (12,158)	$ (17,000)	$ 743,398
2018	582,977	(8,104)	-	574,873
	$ 1,355,533	$ (20,262)	$ (17,000)	$ 1,318,271

3. CAPITAL

The Company is authorized to issue up to 12,631,538 shares of preferred stock and 50,000,000 shares of common stock.

Convertible preferred stock consists of the following issued and outstanding shares as of December 31, 2016:

	Shares
Series A convertible preferred stock (Series A)	2,500,000
Series B convertible preferred stock (Series B)	2,241,890
Series C convertible preferred stock (Series C)	2,017,740
Series D convertible preferred stock (Series D)	1,666,419
Series D-1 convertible preferred stock (Series D-1)	254,237
Total	8,680,286

Dividends

Holders of Series A, Series B, Series C, Series D and Series D-1 preferred stock are entitled to receive non-cumulative dividends at the rate of $0.005, $0.01, $0.155, $0.085 and $0.118 per share, respectively, per annum when and if declared by the Board of Directors. Dividends on preferred stock are payable prior to and in preference to any dividends on the common stock. No dividends may be paid on any common stock unless and until a dividend is declared and paid on each outstanding share of Series A, Series B, Series C, Series D and Series D-1 in amounts noted above and unless, in addition to the preferential dividend mentioned above, the amount of such dividend on the common stock is also paid on the preferred stock on an as-converted to common stock basis. The Board has not declared any dividends on the outstanding preferred stock or common stock since inception.

3. CAPITAL (Continued)

Conversion

At the option of the holder, each share of preferred stock is convertible into the number of fully paid and non-assessable shares of common stock that is equal to the original issuance price of $0.10, $0.489, $1.55, $0.85, and $1.18 per share, respectively, for Series A, Series B, Series C, Series D and Series D-1, divided by the conversion price at the time in effect for a share of such series of preferred stock. Each share of preferred stock automatically converts into the number of shares of common stock into which such shares are convertible at the then applicable conversion ratio upon the closing of the sale of the Company's common stock in a public offering with aggregate gross proceeds of at least $5,000,000 or upon written consent or agreement of the holders of a majority of the outstanding shares of Preferred Stock.

Voting Rights

The holder of each share of preferred stock is entitled to the number of votes equal to the number of shares of common stock into which the preferred shares are convertible on the record date for the vote or consent of the stockholders, except as otherwise required by law, and have voting rights and powers equal to the voting rights and powers of the common stockholders. In addition, such holders are entitled to formula anti-dilution protection for subsequent stock issuances at lower prices. The vote of holders of a majority of outstanding shares of each class of preferred stock shall be necessary to consummate certain actions. Such actions include, but are not limited to, adverse changes to rights, preferences or privileges of the holders' series of preferred stock, declaration or payment of any dividend or distribution on any shares of common stock, redemption, purchase or other acquisition of any shares of common or preferred stock, and sale or other conveyance of all, or substantially all, of the assets of the Company.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, including a merger or acquisition where the beneficial owners of the Company's common stock and preferred stock own less than 50% of the surviving entity, or a sale of all or substantially all assets, the Series A, B, C, D, and D-1 Preferred Stockholders are entitled to $0.10, $0.489, $1.55, $0.85, and $1.18 per share, respectively, plus any declared and unpaid dividends prior and in preference to any distribution to the holders of common stock. All remaining assets and funds available for distribution shall be distributed ratably among the holders of common stock and preferred stock on an as-converted to common stock basis.

Should the Company's legally available assets be insufficient to satisfy the liquidation preference, the funds will be distributed ratably to the holders of preferred stock in proportion to their liquidation preference.

Treasury Stock

The Company repurchased 371,460 shares of common stock from one of its founders in 2000.

Preferred Stock Series B, Series C, & Series D

During 2015, the Company's Board of Directors approved the repurchase of 42,450 shares of the Company's Series B Preferred Stock, 78,000 shares of the Company's Series C Preferred Stock, and 34,993 shares of the Company's Series D Preferred Stock from a board member for $169,196.

3. CAPITAL (Continued)

Preferred Stock Series B, Series C, & Series D (continued)

During 2016, the Company's Board of Directors approved the repurchase of 4,258 shares of the Company's Series C Preferred Stock and 97,772 shares of the Company's Series D Preferred Stock from a board member for $93,183.

Warrants

The following is a summary of warrant activity during the years ended December 31, 2016 and 2015:

	Common	Series D
January 1, 2015	21,468	1,000,042
Granted	-	75,000
Exercised	-	(178,336)
Cancelled/Forfeited	-	-
December 31, 2015	21,468	896,706
Granted	-	113,135
Exercised	-	(375,000)
Cancelled/Forfeited	-	-
December 31, 2016	21,468	634,841

Compensation expense related to the vesting of warrants was $36,372 and $16,176 for the years ended December 31, 2016 and 2015, respectively.

Preferred Series D Warrants

Warrants to purchase 634,841 shares of Series D Preferred Stock are outstanding as of December 31, 2016. During the years 2016 and 2015, the Company issued 113,135 and 75,000, respectively, of Series D warrants to board members at an exercise price of $1.19 per share. The grant date fair value of Series D warrants issued to board members amounted to $36,372 and $31,576 under the Black Scholes valuation model using substantially the same inputs as described in note 4.

During 2013, the Company issued warrants to BBNA in connection with the issuance of a promissory note. The number of warrants issuable and their related exercise price may fluctuate based on future dilutive issuances. The warrants are exercisable into shares of Series D Preferred Stock at $1.18 per share and expire in 2020. The warrant's provisions allow the holder to exercise into shares of stock of a subsequent round at a price to be determined at the time of the subsequent equity raise. The warrants also will be deemed to be cashless exercised on the expiration date to the extent they are not fully exercised prior to such date. The warrants were determined using a third party valuation and are presented as a liability in the accompanying balance sheet, with changes in value recorded in earnings.

All of the Series D warrants have an exercise price between $1.18 and $1.19 per share and expire at varying dates between 2017 and 2021.

Common Stock Warrants

Warrants to purchase 21,468 shares of common stock are outstanding as of December 31, 2016 and 2015, with an exercise price of $0.16 and expire in May 2017.

4. STOCK OPTIONS

In September 2008, the Board of Directors authorized the creation of a Stock Plan to replace the expiring Stock Plan of 1998. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive Stock Options (ISO) may be granted only to Company employees. Nonqualified Stock Options (NSO) may be granted to Company employees, directors, and consultants. The Board of Directors authorized 7,500,000 shares of Common Stock shares to be reserved for issuance under the Plan.

Stock-based compensation for the years ended December, 31, 2016 and 2015 amounted to $4,055 $8,146, respectively and is included in operating expenses.

Options under the Plan may be outstanding for periods of up to ten years following the grant date. Options and stock issued under the Plan must be priced at no less than 85% of the estimated fair value of the shares on the date of the grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% and 100% respectively, of the estimated fair value of the shares on the date of grant. Outstanding options generally vest over four years and may contain a six-month cliff.

No stock options were granted during 2016 or 2015.

The following is a schedule summarizing stock option activity for the years ended December 31, 2016 and 2015:

		Weighted - Average	
	Number of Options	Exercise Price	Remaining Contractual Term
Outstanding at January 1, 2016	1,851,434	$ 0.17	
Granted	-	$ -	
Exercised	(69,500)	$ 0.27	
Forfeited	(15,000)	$ 0.22	
Outstanding at December 31, 2016	1,766,934	$ 0.17	3.75 Years
Exercisable at December 31, 2016	1,660,434	$ 0.17	3.75 Years

See independent auditors' report.

4. STOCK OPTIONS (Continued)

Information about stock options outstanding at December 31, 2016 is summarized below:

Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Term	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Remaining Contractual Term
$ 0.15	1,284,102	3.7 years	$ 0.15	1,243,426	3.7 years
$ 0.16	36,564	3 years	$ 0.16	36,564	3 years
$ 0.19	161,634	4.5 years	$ 0.19	181,634	4.5 years
$ 0.20 - $ 0.22	231,634	6 years	$ 0.20 - $ 0.22	145,810	6 years
$ 0.27	53,000	1 years	$ 0.27	53,000	1 years

As of December 31, 2016 and 2015, total compensation costs related to non-vested stock options amounted to $4,055 and $8,146, respectively and are expected to be recognized over a weighted average period of 1 year.

During 2016 and 2015, the Company issued 118,952 and 40,134 shares of Preferred Series D from cashless option exercises from employees.

5. COMMITMENTS AND CONTINGENCIES

<u>Legal Matters</u>

From time to time the Company may be involved in certain legal actions and claims arising in the ordinary course of business. The Company believes that there were no specific legal actions or claims reported at December 31, 2016.

<u>Employment Agreement</u>

The Company entered into employment agreements with its COO and with its President and CEO. The agreements provide for base compensation, bonuses, and equity awards, as well as termination benefits in the event of termination without cause or a change of control. The agreements call for the executive's employment to be "at will", therefore, the agreements will stay in effect until such time as the executive's employment with the Company ends.

5. COMMITMENTS AND CONTINGENCIES (Continued)

Lease Commitments

The Company leases its facilities under non-cancelable operating leases that terminate on March 31, 2017 for the office in California. The Company also leases office space in New York and Washington, D.C. on a month-to-month basis. The Company is responsible for certain insurance and maintenance expenses. Rent expense amounted to $612,885 and $428,764 for the years ended December 31, 2016 and 2015, respectively.

As of December 31, 2016 future minimum lease payments under non-cancelable operating leases is $97,365 and capital leases is $4,304.

Concentration of Credit Risk

The Company maintains its cash at financial institutions which may, at times, exceed federally insured limits. As of December 31, 2016, the Company had cash and cash equivalents on deposits exceeding federally insured limits by approximately $717,337. Historically, the Company has not experienced any such losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

6. INCOME TAXES

The Company has approximately $6,100,000 and $3,419,000 in federal and state net operating loss carryforwards, respectively. These net operating loss carryforwards expire on various dates through 2037. Because of statutory ownership changes and restrictions established by taxing authorities, the amount of net operating loss carryforwards that may be utilized in future years is subject to significant limitations. The resulting deferred tax asset is offset by a 100% valuation allowance due to the uncertainty of its realization. The primary difference between income tax expense attributable to continuing operations and the amount of income tax expense that would result from applying domestic federal statutory rates to income before income taxes relates to the change in the valuation allowance and state income taxes.

The Company has adopted guidance issued by the Financial Accounting Standards Board ("FASB") that clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold of more likely than not as a measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In making this assessment, a company must determine whether it is more likely than not that a tax position will be sustained upon examination, based solely on the technical merits of the position and must assume that the tax position will be examined by taxing authorities. The Company's policy is to include interest and penalties related to unrecognized tax benefits in income tax expense. Interest and penalties totaled $0 for the years ended December 31, 2016 and 2015. The Company files income tax returns with the Internal Revenue Service ("IRS") and various state jurisdictions. The Company's net operating loss carryforwards are subject to IRS examination until they are fully utilized and such tax years are closed.

7. BENEFIT PLAN

The Company has a 401(k) plan under which employees may contribute a portion of their compensation to the plan, subject to the limitations under the Internal Revenue Code. The Company matches employee contributions at a rate of $0.50 for each dollar contributed by the employee, up to a maximum of $2,000 per year per employee. The Company made $85,858 and $75,657 in matching contributions during the years ended December 31, 2016 and 2015, respectively.

8. SUBSEQUENT EVENTS

In May 2017, the Company issued a promissory note for $750,000 with Emerson Collective Investment, LLC. The note bears interest at a rate of 6% per annum and matures on October 1, 2019.

The Company has evaluated events occurring after the date of the accompanying balance sheet through June 27, 2017, the date the financial statements were available to be issued.

Care2.com Inc. 203 Redwood Shores PKWY Suite 230 Redwood City CA 94065

I, Marlin Miller (Print Name), the Chief Financial Officer of Care2.com, hereby certify that the financial statements of Care2.com and notes thereto for the periods ending Dec 31, 2016 and Dec 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the Apr 6, 2018.

______________ (Signature)

C.O.O./CFO (Title)

4/6/18 (Date)

Care2.com, Inc.
Balance Sheet
December 31, 2016 & 2017

	December 2016	December 2017
ASSETS		
CURRENT ASSETS		
Cash & cash equivalents	$940,544.84	$968,564.99
Accounts receivable, net of allowance for doubtful accounts	600,247.85	1,624,433.60
Prepaid expenses and other current assets	196,069.24	227,818.74
TOTAL CURRENT ASSETS	**1,736,861.93**	**2,820,817.33**
Colocation equiptment	863,140.18	753,680.92
Furniture and fixtures	51,911.80	51,911.80
Computer and office equipment	163,193.87	149,570.98
Lease Equipment	211,164.41	211,164.41
Software	18,299.96	18,299.96
TOTAL PROPERTY & EQUIPMENT	**1,307,710.22**	**1,184,628.07**
Less accumulated depreciation and amortization	(1,172,955.89)	(1,092,929.85)
NET PROPERTY AND EQUIPMENT	**134,754.33**	**91,698.22**
INTANGIBLE ASSETS		
Website development costs	5,144,150.78	5,580,962.11
Less accumulated amortization	(2,940,014.00)	(3,761,480.01)
NET INTANGIBLE ASSETS	**2,204,136.78**	**1,819,482.10**
OTHER ASSETS		
Deposits	40,388.40	53,798.40
TOTAL OTHER ASSETS	**40,388.40**	**53,798.40**
TOTAL ASSETS	**$4,116,141.44**	**$4,785,796.05**
LIABILITIES & STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$654,614.00	$339,586.42
Accrued expenses	654,356.15	1,165,618.68
Accrued Interest	36,250.00	36,250.00
Note payable, net note 2	731,240.32	955,523.09
Derivative liability	120,802.00	120,802.00
Capital leases	4,304.00	0.00
Deferred revenue	2,230,066.37	2,091,026.90
TOTAL CURRENT LIABILITIES	**4,431,632.84**	**4,708,807.09**

LONG TERM LIABILITIES		
Capital leases		
Note payable, net note 2	587030.44	323443.27
TOTAL LIABILITIES	5,018,663.28	5,032,250.46
SHAREHOLDERS' EQUITY		
Convertible preferred stock, $.001 par value		
Series A:		
Authorized : 2,500,000 shares		
Issued & outstanding: 2,500,000 shares		
liquidation value $250,000	2,500.00	2,325.00
Series B:		
Authorized : 2,693,480 shares		
Issued & outstanding: 2,241,890 shares		
liquidation value $1,115730	2,242.34	2,191.20
Series C:		
Authorized :2,260,415 shares		
Issued & outstanding: , 2,021,998 shares		
liquidation value $3,134,100	2,018.00	2,018.00
Series D:		
Authorized : 3,779,338 shares		
Issued & outstanding: 1,645,239 shares		
liquidation value $1,398,453	1,667.28	1,648.38
Series D-1:		
Authorized : 1,398,305 shares		
Issued & outstanding: 254,237 shares	254.24	0.00
liquidation value $300,000		
Common stock, $.0001 par value		
Authorized: 50,000,000 shares	988.00	487.87
Issued and oustanding 9,654,414 shares		
Treasury stock, $.0001 par value; 371,460 shares	(40.30)	(40.30)
Additional paid-in capital	6,289,908.96	5,937,362.40
Accumulated deficit	(5,625,237.57)	(7,202,060.36)
Net income loss	(1,576,822.79)	1,009,613.40
TOTAL SHAREHOLDERS'S EQUITY	(902,521.84)	(246,454.41)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	4,116,141.44	4,785,796.05

Care2.com, Inc.

Statements of Operations

For the years ended Dec 31, 2016 and 2017

	YTD December 2016	YTD December 2017
REVENUE		
Advertising	717,470.91	706,640.76
Lead Generation	13,781,268.37	18,639,834.93
Gross Revenue	14,498,739.28	19,346,475.69
EXPENSES		
Staffing	9,069,153.66	9,379,971.92
Dev Costs Capitalized	(926,192.21)	(436,811.33)
Amortization of Dev. Costs	816,657.00	821,466.01
Services Contracts	2,090,542.82	1,760,278.98
Donations	(49,769.75)	10,646.57
Travel & Entertainment	554,136.27	482,666.56
Conferences & Client Develop	590,851.44	650,366.51
Media Buys	1,554,976.50	3,297,842.08
TAP rev share	177,716.75	629,951.76
SEM	916,699.59	440,343.29
Office & Other Discretionary	315,688.05	318,952.00
Total Discretionary	15,110,460.12	17,355,674.35
Rent	612,885.32	381,269.34
Bad Debt	(35,457.68)	165,028.28
Depreciation/Amortization	91,988.03	88,286.69
Insurance	42,952.51	32,992.25
Licenses	(8,176.03)	22,153.74
Equipment rental & leases	(19,070.87)	2,130.34
Utilities	101,943.66	119,680.32
Interest Expense	157,979.06	121,607.78
Taxes	20,057.95	48,039.20
Total Non Discretionary	965,101.95	981,187.94
Total Expenses	16,075,562.07	18,336,862.29
EBITDA	(490,140.75)	2,089,013.08
Net Income/Net Loss from GL		
Net Income from GL	(1,576,822.79)	1,009,613.40

Care2.com, Inc.

Statements of Cash Flows

For the years ended December 31, 2016 & 2017

	2,016	2,017
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income (Loss)	(1,576,823)	1,009,613
Adjustments to reconcile Net Income		
to net cash provided by operations:		
Depreciation and Amortization Expense	908,645	909,753
Bad debt	(35,458)	165,028
Stock-based compensation	4,055	5,394
Warrants issued for services	36,372	0
Amortization of note discount	12,136	25,380
Change in value of derivative liability	0	0
Change in assets - (increase) decrease		
Accounts Receivable	364,024.93	(1,189,214.03)
Prepaid Expenses and other current assets	(8,804)	(45,160)
Change in liabilities - increase (decrease)		
Accounts payable	232,559	(315,028)
Accrued expenses	(165,449)	511,263
Deferred revenue	417,715	(139,039)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	188,973	937,990
CASH FLOW FROM INVESTING ACTIVITIES		
Acqusition of property and equipment	(40,214)	(45,231)
Investment in website development costs	(936,752)	(436,811)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(976,966)	(482,042)
CASH FROM FROM FINANCING ACTIVITES		
Repurchase of Series B,C & D Preferred Stock	(93,183)	(358,940)
Payments on capital lease obligation	(51,403)	(4,304)
Repayments of Long-term Debt	(644,444)	(814,684)
Proceeds from long-term debt	0	750,000
NET CASH PROVIDED (USED) BY FINANCING ACTIVITES	(789,031)	(427,928)
NET CASH INCREASE (DECREASE) IN CASH	(1,577,024)	28,020
Cash at beginning of period	2,517,569	940,545
Cash at end of period	940,545	968,565

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Discover Investments | Edit My Campaign | Secondary BETA | Jason K.

Care2.com, Inc. is pending **StartEngine Approval.**



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Investors

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Raised of $10K - $107K goal

Care2.com, Inc.
Activist Petition Network

Small OPO · Redwood City, CA
Consumer Internet · US Investors Only

Overview | Team | Terms | Updates | Comments | Share

The World's Largest Social Network for Good

Invest in Care2




Alia McKee
Principal, Sea Change Strategies

Care2 was founded with a simple mission: to help make the world a better place. Based in Silicon Valley, we are the world's largest social network for good. We are a community of over 40 million standing together, starting petitions and sharing stories that inspire action.

For the past 19 years, Care2 has been a pioneer in online advocacy and we continue to focus on being on the forefront of creating technology that connects people to ways to make a difference in the world.

From the beginning, our vision has been to create a community for the people, by the people - and now, because of the recent passing of the JOBS Act, we can make this a reality and **offer YOU the chance to become a partial owner of Care2!** As we grow as a company, you ca share in the financial upside as we stand together to build a kinder, more inclusive and sustainable world.

This is your chance to be a part of something special, but you must act now as due to regulations we have a limited number of shares available!

Investment

$1.35/share of common stock.


KEEP
FARMERS
SAFE
GET OIL
WASTE OFF
OUR ORANGES
food&water watch
www.foodandwater
Protect

This offering places a pre-money valuation of $34,235,901 million on the Company. The pre-money valuation was calculated by multiplying the $1.35 stock price by the total number of shares of common stock outstanding and underlying all outstanding convertible securities, and adding the amount of the aggregate liquidation preference payable to the holders of outstanding Preferred Stock.

How We Plan To Use The Money

The money raised will be used to help Care2 **extend our reach, expand our technology platform, and continue to provide outstanding service** to our members and clients as we dramatically increase the size of our community. Specifically, among other things, that includes **hiring key community building staff, investing in tech infrastructure** to help us scale to meet growing demand, and **expanding software development** to deepen our member and client product offerings.


STOP THE
SLAUGHTER
#STOPYULIN

The Upside For Investors

We aim to prove it's possible to do well AND do good. That means **financial upside for investors, and a positive impact on the world**. We're well on our way, with **2017 revenue expected to surpass $17 million**. Like other successful tech startups, we expect our track record and future growth to provide investors a **positive return through dividend payments, strategic acquisition, or other forms of liqui**



Perks

Invest $249.75 - $499.50:

In addition to shares, you will receive:

- Care2 Confidential Investor Newsletter (Quarterly)
- Care2 to make a gift on your behalf to protect 1 acre of rainforest by helping to expand the Airo Pai Community Reserve in Peru.

Invest $500.85 - $2498.85:

In addition to shares, you will receive:

- Care2 Confidential Investor Newsletter (Quarterly)
- Care2 to make a gift on your behalf to provide 1 day of meals fo bottle-fed kitten in foster care.

Invest $2,500.20 - $9,999.45:

In addition to shares, you will receive:


1.1 MILLION CARE2 MEMBERS URGE CHINA TO ACT
STOP THE SLAUGHTER
#STOPYULIN
END TORTURE

- Care2 Confidential Investor Newsletter (Quarterly)
- Care2 to make a gift on your behalf to provide 1 week of school meals for a hungry child.

Invest $10,000.80+

In addition to shares, you will receive:

- Care2 Confidential Investor Newsletter (Quarterly)
- Care2 to make a gift on your behalf to provide 1 year of safe drinking water to a child in a developing country.

**All perks occur after the offering has been completed.*

---

19 Years of Pioneering Online Activism

Care2 was founded in 1998. Since then, we've continued to grow while sparking wide-reaching change around the world. Today, Care2 is a highly engaged social network of over **40 million citizen activists, nonprofits and mission based brands**. Care2 combines cutting-edge Silicon Valley technology with good old-fashioned community to help power the new world of philanthropy.


IT'S AN EMERGENCY ...ACT LIKE IT!
GOV. TOM W
BAN FRACK
NO
care2
OUR NEXT PRESIDENT MUST ACT ON CLIMATE
JOIN #GENERATIONCLIMATE
CARE2.COM/OURPLANET
WE ARE THE CLEAN ENERGY REVOLUTION

With over **600 million petition signatures to date**, we've been involved in significant change on every scale, from protecting wolves around Denali National Park to winning justice for victims of discrimination. We've saved dogs from euthanasia, secured medicine for a 7-year-old girl suffering from epilepsy, stopped an old growth oak grove from destruction, shut down an abusive farm, and even stopped the killing of rare owls.

- **We have not accepted money from venture capital**. We believe this allows us to remain unswayed and unbiased by outside voices about which campaigns we'll promote - allowing us to stay true to our loyal members and the causes they care about.

- **Care2 provides hands-on advice and training for activists**, with live video training sessions and a vast library of expert advice.

- **We work with over 2,700 nonprofits and mission-based brands** to help them grow their email databases by recruiting supporters through permission-based email marketing.

- We're a **fast-growing, privately-held** company.

And We Get Results...



Success! American University Agrees to Change Sexual Assault Policy



Success! After a Two-Year Fight, Veterans Have Better Access to Suicide Hotline



Success! 224,000 Care2 Members Persuade Citigroup To Help Abandoned Chimps



Success! Italy Embraces Same-Sex Civil Unions



Success! No More 'Virginity Tests' in South Africa


SKIDMORE:
DON'T WAIT
UNTIL IT'S
TOO LATE!

Success! Skidmore College Students in Crisis Will Get the Mental Health Care They Need



Success! 8-Year-Old Sophia Can Finally Get the Treatment She Needs for her Seizures



Victory! Last U.S. Medical School Stops Using Live Animals for Student Training



+41M

members subscribe to Care2



+623M

Care2 petition signatures



+2.7K

nonprofits and mission-based brand partners

1.4M

POUNDS OF CARBON OFFSET

953K

DAYS OF SAFE DRINKING WATER

593K

TREES PLANTED

221K

KITTENS BOTTLEFED


STAND FOR GOOD
Progress. Kindness. Community. Action.



*"Care2 is a great place to start a petition and mobilize supporters **who are truly passionate about making a difference."***

- George Takei

Actor & Activist

*"Care2 helped us **drive over 94,000 signatures** on our petition to defend the Arctic. The staff mobilized supporters, creating impact that resonates."*

- Whitney Clapper

Global Brand + Enviro Marketing Manager, Patagonia



*"Through Care2, I've been able to **build a movement of people who are energized and committed** to defending our planet."*

- Xiuhtezcatl Martinez

Climate Activist, Hip-Hop Artist & Leader of Earth Guardians

A Few Of The Causes We Fight For



Animal Rights
LGBT Rights
Environmental Activism
Women's Rights
Children's Rights
Wildlife Protection
Human Rights
Educational Rights
Healthcare Rights
Civil Rights

And many more...



STOP ANIMAL ABUSE COVERUPS!
care2
STOP ANIMAL ABUSE COVERUPS!
care2

Care2 Raises Funds From Individuals, Not Venture Capital

We built Care2 to be a platform to make the world a better place **for the people, by the people** - and we strive to be the only petition site with a like-minded community that has been able to stand by that ideal since our inception.

For the last 17 years, we have chosen not to sell shares in the company to venture capital firms, allowing us to stay independent from Wall Street investors focused more on quarterly earnings than long-term growth and impact. And now, because of a new crowdfunding law, **we can offer *individuals like you* - who care about the causes we care about - the opportunity to join us as shareholders of Care2 and truly fulfill our vision of making Care2 a platform for the people, by the people.**


care2
make a difference

How Care2 Makes Money

Care2 works with over 2,700 nonprofits and mission-based brands to grow their communities faster, and more efficiently, by connecting them to supporters who are passionate about the causes they support.

Nonprofits and brands come to us with a goal. They may want to grow their membership base, drive comments during public comment periods, start letter-writing campaigns or drive signature counts on petition campaigns. We help them reach their goal, and create real impact, by tailoring our services to their needs through permission-based outreach to our 40M+ members.

And we're just getting started. **We believe there has never been a greater need for individuals and philanthropic organizations to stand together for what is good.** We're looking to expand not just to every city and town in America, but also across the globe.

We currently have Care2 employees and representatives in over 20 cities around the U.S. and in Canada, the UK and Australia. With additional funding, we'll be able to expand our proven model even further.

We've helped more than 2,700 nonprofit organizations to efficiently grow their membership base by leveraging the power of the Internet. Many of our largest clients have been with us for more than 10 years, and are increasing budgets, because they feel we are simply more effective at recruiting donor prospects than traditional channels such as direct mail. With additional funding, we'll be able to deepen our product offering, help additional nonprofit organizations and mission-based brands and continue to deliver outstanding results for clients as we grow.

Powering Progress for Nonprofits & Brands

HUMAN RIGHTS CAMPAIGN. | DEFENDERS OF WILDLIFE | EDF ENVIRONMENTAL DEFENSE FUND Finding the ways that work | CENTER for BIOLOGICAL DIVERSITY | THE PEW CHARITABLE TRUSTS | WWF



Care2 Helps Nonprofits & Brands Recruit New Donors and Advocates!

With Care2, Nonprofits & Brands Can:

- Recruit new donors, members & supporters
- Drive traffic to their website or landing page
- Grow email subscribers
- Grow their Facebook community
- Mobilize grassroots activists
- Integrate Direct Response Fundraising

Our Guarantee:

- Pay for performance, not impressions
- Pay only for net-new contacts
- Get the number of contacts they need in the time frame they need them
- Get more responsive supporters than those recruited through other methods


care2
THE CARE2 COMMUNITY IS HERE TO HELP YOU WIN!
theguardian

"The supporters we recruited from Care2 were incredibly responsive and engaged, and they donated at astonishing rates. ***Progressive candidates and organizations: Here's your secret weapon online."***

- Kenneth Pennington

Digital Director, Bernie 2016

"The types of donors who see us on Care2 are highly engaged and just incredibly receptive to our donation appeals, ***including appeals to become monthly sustainer donors."***

- Adam Scruggs

Associate Director Director of Data Acquisition & Analysis, Human Rights Campaign

---

The Market Opportunity

As a pioneer in online advocacy, **Care2 has been working with nonprofits for 19 years to help organizations transition from traditional direct mail to the Internet**. The migration started slowly in 1999, when email was still relatively new, picked up in the mid-2000's with the advent of social networking sites and accelerated even more as we became addicted to our cell phones and mobile devices.

Now in 2017, we have seen an even greater enthusiasm for activism, and **Care2 works to be at the forefront empowering individuals to make a difference**. We have seen online actions and organizing become a dominant force for everything from hyperlocal campaigns to international movements. Care2's uniquely engaging model combines **cutting-edge technology with its massive like-minded community to help nonprofit clients connect with prospective members and donors**. We have seen passionate supporters become loyal and committed donors in a way that can't be matched by direct mail campaigns.

Significant Market


Care2's Revenue Growth is Accelerating:
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
2010
2011
2012
2013
2014
2015
2016
2017 est
2018 est
Revenue

Every year **nonprofits spend $50 billion on marketing**, which represents 13.6%[1] of their donation revenue. Currently only 6.8%[2] of their marketing spend is for digital advertising, so there is a significant opportunity for the digital migration. **Care2 makes it easy and cost effective for nonprofits to recruit new donors**. With the rapid growth in overall digital marketing, we expect 1/3 of nonprofits' marketing spend will move to digital advertising, creating **a market opportunity for Care2 of $16.5 billion.**

Brands are also discovering that cause-based marketing is an effective way to find new customers and activate their brand promise. Consumers want to know that the brands they support reflect their personal values. Consumer packaged goods companies spend $109 billion[3] on marketing, with $6 billion[4] allocated for digital advertising and $45 billion[5] for direct advertising. This market opportunity is also growing, as the overall digital market grows and brands shift budgets to direct acquisition. If 1/3 of direct advertising moves to digital, it would add $15 billion to digital advertising for a total market opportunity of $21 billion.

We believe Care2's combined market opportunity with nonprofits and brands is $37.5 billion.

[1] Source: IBISWorld Report - Conservation & Human Rights Org 2015
[2] Source: M+R 2016 Benchmarks Report
[3] Source: 2014 CMO survey; average of B2C product businesses, IRi CPG Growth Leaders Report 2015
[4] Source: eMarketer The US CPG and Consumer Products Industry 2016 Digital Ad Spending Forecast and Trends
[5] Source: Consumer Marketing 2016-2017, ZenthiOptimedia

The Team

The Care2 team is made of humanitarians, animal lovers, feminists, rabble-rousers, nature-buffs, creatives and the naturally curious. We stand against bigots, bullies, science deniers, misogynists, gun lobbyists, xenophobes, the willfully ignorant, animal abusers, frackers and other mean people. We work on building a community of like-minded people working towards progress, kindness, and lasting impact. Our mission is to help make the world a be[illegible] place.



A Few Words From Care2's Founder



One of my favorite movies growing up was Dr. Seuss', "The Lorax" who says "UNLESS someone like you cares a whole awful lot, nothing is going to get better. It's not." I started Care2 because I wanted people to know, "You care. We Care2." You may be the only one in your family, or town, that believes in gay rights, or getting toxins out of our foods, or protecting the welfare of animals - but there's a whole community of people who Care2.

As a pioneer in the social enterprise space, it was really hard to find finan[illegible] Investors wanted to invest in the next Cisco or Microsoft. Donors wanted to support their favorite nonprofit. At the time, almost no one believed it was possible to do well AND do good at the same time. Fortunately, I was able to find a few crazy dreamers who shared my belief in a new model - where a company could make money by actually making the world a better place. I call this model an engine for good. It works like this: the more good we do, the more revenue we make. We then use that revenue to help people do more good, in a virtuous cycle.

Join us!

Randy Paynter

Together *We Can Change the World for Good!*

In the Press

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Meet the Founder



Randy Paynter

President, CEO, & Director

Randy launched Care2 and ThePetitionSite to empower individuals to take collective action in support of social and environmental causes. He was inspired to start ThePetitionSite.com after receiving email petition-chainletters that filled inboxes in the early days of the Internet. Today, Care2's highly engaged community starts and drives citizen and nonprofit campaigns that win local school initiatives, hold powerful corporations accountable, and protect ecosystems around the world. Before starting Care2 and ThePetitionsite, Randy co-founded one of the web's first viral apps – electronic greeting card service eCards.com - in 1995. Randy is a proud composter, avid naturalist, and kiteboarder, and once trekked across Borneo with two Penan tribesmen. Randy loves spending time with his two young children, his wife, Nancy, and a menagerie of pets. Randy holds an AB from Harvard University and an MBA from Stanford's Graduate School of Business. Randy has served as CEO and a Director of Care2 since 1998.

And the Rest of the Team



Marlin Miller

COO / CFO

Marlin Miller has served as COO and CFO at Care2 since 1999. Prior to joining Care2, he held positions at Quantum, HP and Bain & Company. He holds a BS in Engineering from the University of Michigan and an MBA from the Stanford Graduate School of Business.



Marya Gomez

VP of Product Management

Marya Gomez has served as VP of Product Management since 2007. Prior to joining Care2, Marya managed product lines for CTB/McGraw-Hill & Critical Path. Marya holds a BA in Economics from UC Davis.



Matthew McGlynn

Chief Technology Operator

Matthew McGlynn joined Care2 in 1998. As CTO, Matt oversees all aspects of technology at Care2, including leadership of initiatives in site search, SEO, and email deliverability. Matt holds a BA in Psychology from University of Notre Dame.



Juliana Wang

Controller

Juliana Wang joined Care2 in August 2017. Prior to joining Care2, she held the role of Senior Accounting Manager at Verity Health System since 2012. Juliana holds a BS in commerce from Santa Clara University.



Joe Baker

VP of Advocacy & Editorial

Joe Baker has been with Care2 since 2006. Prior to joining Care2, Joe held executive positions at N-TEN and Amnesty International. Joe holds a BS, MS and a Ph.D. in Engineering from UCLA.



Rebecca Gerber

Sr. Director of Engagement

Rebecca Gerber has been with Care2 since July 2017. Prior to joining Care2, Rebecca was the Senior Online Strategist of Greenpeace. She holds a BA in Anthropology from UC San Diego.



Tabitha Lee

Director of Product Management

Tabitha Lee has been with Care2 since 2016. Prior to joining Care2, Tabitha held product management positions at Turnitin. She holds a BA in Comparative and World Literature from San Francisco State University.



Geoff Mitchell

VP of Engineering

Geoff Mitchell has been with Care2 since 2011. Prior to joining Care2, Geoff held positions with LikeList, HitPlay, Cisco and Apple. Geoff holds a degree in Business Administration from De Anza College.



Sabrina Model-Carlberg

Creative Director



Natasha Nummedal

Campaigns Director



Justin Perkins

VP of Strategic Partnerships



Alison Perris

Sr. Director Brand Marketing & PR

Sabrina Modelle joined Care2 in 2007. Sabrina leads all graphic and design efforts for Care2. Prior to joining Care2, Sabrina held roles at Common Knowledge & Lawrence Research Group.

Natasha Nummedal joined Care2 in 2007. Prior to joining Care2, Natasha lead urgent action programming for Amnesty International. Natasha holds a BS from LSU and a MS from University of Colorado, Boulder.

Justin Perkins joined Care2 in 2006. He is also the Founder of OLOMOMO Nut Company. Justin holds a BA from Principia College and an MBA in Marketing from University of Colorado Denver.

Alison Perris joined Care2 in May 2016. Prior to joining Care2, she held roles in Marketing & Communications at Ol Navy, eBay and StubHub. Alison holds BA in Theatre from Northern Arizona University.



Eric Rardin

VP of Business Development

Eric joined Care2 in 2006. He sits on the board of directors for Humane Farm Animal Care and Marine Fish Conservation Network. Eric holds a BS from University of Wyoming, MA from University of S Carolina & a MBA from Johns Hopkins University.



Megan Zehnder

Managing Editor

Megan Zehnder joined Care2 in 2009. Megan works with her editorial team to provide meaningful content that empowers readers to improve their lives and their communities. Megan holds her BA in English from Santa Clara University.



Gerald Marxman

Director

Gerald Marxman was one of the original investors in Care2 in 1998. Gerald has been Director at Care2 since 1999. He holds a BA from Manmouth College, a BS & MS in Mechanical Engineering from Case Western Reserve University and a PhD in mechanical engineering and physics from CalTech.



Frank Kocsis

Director & Secretary

Frank Kocsis was one of the original investors in Care2 in 1998. Frank has been Director & Secretary at Care2 since 1999. He holds a BS in Accounting from UCLA as well as a MBA from the University of Southern California.

Offering Summary

Maximum 792,592 shares of common stock ($1,069,999.20)

Minimum 7,407 shares of common stock ($9,999.49)

Company	Care2.com, Inc.
Corporate Address	203 Redwood Shores Parkway, Suite 230 Redwood City, CA. 94065
Description of Business	**Care2 is the world's largest social network for good, a community of over 40 million standing together, starting petitions and sharing stories that inspire action. We work with nonprofits and mission-based brands to grow their communities faster, and more efficiently, by connecting them to supporters who are passionate about the causes they support.**
Type of Security Offered	Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$1.35
Minimum Investment Amount (per investor)	$249.75

Perks

Invest $249.75 - $499.50:

In addition to shares, you will receive:

- Care2 Confidential Investor Newsletter (Quarterly)
- Care2 to make a gift on your behalf to protect 1 acre of rainforest by helping to expand the Airo Pai Community Reserve in Peru.

Invest $500.85 - $2498.85:

In addition to shares, you will receive:

- Care2 Confidential Investor Newsletter (Quarterly)
- Care2 to make a gift on your behalf to provide 1 day of meals for a bottle-fed kitten in foster care.

Invest $2,500.20 - $9,999.45:

In addition to shares, you will receive:

- Care2 Confidential Investor Newsletter (Quarterly)
- Care2 to make a gift on your behalf to provide 1 week of school meals for a hungry child.

Invest $10,000.80+

In addition to shares, you will receive:

- Care2 Confidential Investor Newsletter (Quarterly)
- Care2 to make a gift on your behalf to provide 1 year of safe drinking water to a child in a developing country.

**All perks occur after the offering has been completed.*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

I believe people are inherently good, they want to do the right thing but they want to make a positive impact on the world but sometimes they don't necessarily know how. With Care2 I wanted to show that its easy for all of us to take action and if we all stand together collectively we can make an incredible impact.

There's definitely a spark of activism in Cities across the country people who never thought of themselves as activists are proud to call themselves activists and get more involved.

Care2 definitely provides a platform for those folks to start a local campaign, to have that campaign go nationwide and you see people running and winning campaigns in a way they never could if they didn't have that platform to help them amplify their voice.

We amplify your voice whether its a signature on our site or if individuals want to donate to the organizations that we work with and do more. Care2 is a megaphone.

Technology that we're implementing is allowing us to reach out to our members who are participating in the petition signing process and to in relatively real time tailor what they see and the opportunities they have to make a difference to their level of interests.

Whether your on your computer, your tablet or your phone we provide the tools that help you create action.

We don't need to just read the news or worry about all the things that are happening in the world that are terrible but we can actually respond to those and we can help support people and programs that are making a difference that are helping lift one another up. With those steps people are able to realize their own power and the power within their own community.

Many of the world's problems today are actually created by corporations in the blind pursuit of profit so I wanted to kind of turn that model upside down, we actually make the world a better place through our product. I call that an engine for good.

We are a social enterprise, so we make money and then we invest that money back into the engine, to do more good.

You can be a responsible business while you have impact and our movement just keeps growing and growing.

As we become a bigger organization and make more impact on the world individuals who are investing in Care2 can actually help us to shape that future and also participate in the upside of that.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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